ENERGYTEC, INC.

August 31, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Wojciechowski, Staff Accountant
Mail Stop 7010

Re:	Energytec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, Filed April 17, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007, Filed August 14, 2007
SEC File No. 000-50072

Dear Mr. Wojciechowski:

Energytec, Inc. (the “Company”) has received the comment letter from the staff of the Commission dated August 20, 2007 (“Comment Letter”) pertaining to the above referenced filings on Form 10-K and Form 10-Q (the “Filings”).

This letter contains the Company’s responses to the comment letter. To assist the staff of the Commission in completing its review of the responses, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Talco/Trix-Liz Field and Sulphur Bluff Field, page 22

1.	In the third paragraph you state “We do not believe revenue from production at current levels will cover the costs of production” and that “wells in this field will require an extensive amount of remediation to achieve additional production.” Please tell us whether or not you considered this an indicator of impairment and if so, whether or not you have completed an impairment test for these properties under the provisions of SFAS 144. Additionally tell us what amount is recorded within net property and equipment for these fields.

4965 Preston Park Blvd., Suite 270 E, Plano, TX 75093 972-985-6715 972-985-6714 FAX

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

Response: The properties in the Talco/Trix –Liz Field referred to in the disclosure on page 22 of Form 10-K for the fiscal year ended December 31, 2006, were the subject of regulatory which prevented them from being classified as proved properties under SEC rules and SAS69 disclosures, and therefore they were disclosed as unproved properties. In our determination of impairment, we did take into consideration the permitting and regulatory issues as well as the capital requirements to keep production at consistent levels and the Company’s ability to obtain those capital requirements. We referred to paragraph 16 of SFAS 144 with regard to testing the recoverability of a long-lived asset. Since we did not have a complete reserve report to support estimates of future cash flows directly associated with production from these properties due to the regulatory issues, we evaluated the estimated future cash flow expected from eventual disposition of the properties. We utilized an independent third party evaluation of the various assets of the Company. This report presented estimated current value of these properties in a sale and under a breakup scenario. Management took the more conservative breakup value and compared that value to the net value of the properties. The net value at December 31, 2006, totaled $9,283,599. The independent report reflected a breakup value of $15,000,000 at a minimum to $30,000,000 at a maximum.

Part of the leases in the Sulphur Bluff Field were producing and were covered by the Company’s reserve report prepared by an outside independent engineering firm. The remaining leases were disclosed as unproved due to regulatory issues and severances as discussed above. The impairment evaluation was completed in two steps. Proved properties with a net value of $694,077, which includes the net value of three salt water disposal wells, as of December 31, 2006, were evaluated based upon the reserve report with no indication of impairment. The unproved properties with a net value of $2,080,057 as of December 31, 2006, were compared to the disposal value provided in the independent third party report as discussed above. Sulphur Bluff unproved properties were combined with unproved properties in other fields, with a net value of $3,490,621, for purposes of that report. The report reflected a breakup value ranging from a low of $4,078,000 to a maximum of $9,702,000. Based upon the breakup value analysis, management determined that no impairment was required.

Controls and Procedures, page 46

Disclosure Controls and Procedures, page 46

2.

We note your officers concluded that “…the disclosure controls and procedures are effective in connection with Energytec’s filing of its annual report on Form 10-K for the year ended December 31, 2006.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. It is unclear from the disclosure if your officers have concluded that your disclosure controls and

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures, or if they are only effective as it relates to the filing of your 2006 Form 10-K. Please advise, and revise your disclosure if applicable. This comment is also applicable for your Form 10-Q for the Quarterly Period Ended June 30, 2007.

Response: As indicated in the certifications in Exhibits 31 of the Form 10-K for the year ended December 31, 2006 and Form 10-Q for the Quarterly Period Ended June 30, 2007, Energytec’s chief executive officer and chief financial officer evaluated the Company’s disclosure controls and procedures as of December 31, 2006, and as of June 30, 2007. Based on those evaluations, these officers concluded that the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the Reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

As noted in your comment, the term “disclosure controls and procedures” is clearly defined in Rule 13a-15(e). The Company’s statements in its reports specifically state the evaluation was made of the Company’s “disclosure controls and procedures.” In our view, the use of this term defined by rule clearly incorporates the full definition of the term, including each of the items included within the definition to which you refer in your comment. The Company believes this term is well understood, and when used in reports filed with the Commission is commonly understood to refer to each of the items included in the definition and believed reciting the definition in the reports was of no practical benefit for either disclosure or clarity purposes.

However, we appreciate your comments regarding clarification of this disclosure and will implement expanded verbiage to insure the disclosure is clear in all future filings.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

3.	We note your disclosure that capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated residual salvage values, are depreciated and depleted by the units-of-production method. Please clarify why you are treating estimated dismantlement and abandonment costs like salvage value when you determine the costs subject to depreciation. Note that paragraph 23 of SFAS 143 amended paragraph 37 of SFAS 19.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

Response: Estimated dismantlement and abandonment costs are accounted for in accordance with the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations, and as such are taken into account along with capitalized costs of the producing oil and gas properties in determining amounts subject to depreciation. In all future filings, we will clarify the wording in this disclosure to avoid the appearance that estimated dismantlement and abandonment costs are treated as salvage value.

4.	Please expand your disclosure to indicate whether or not your capitalized acquisition costs of proved properties are depleted using proved reserves. Refer to paragraph 30 of SFAS 19.

Response: In accordance with paragraph 30 of SFAS 19, capitalized acquisition costs of proved properties are depleted under the unit-of-production method. The unit cost is computed on the basis of the total estimated units of proved oil and gas reserves. We appreciate your comments and we will expand our disclosure in all future filings.

5.	Please expand your disclosure to indicate whether or not your capitalized exploratory drilling and development costs are depleted using proved reserves. Refer to paragraph 30 of SFAS 19.

Response: In accordance with paragraph 30 of SFAS 19, capitalized exploratory drilling and development costs, if any, are depleted under the unit-of-production method. The unit cost is computed on the basis of the total estimated units of proved oil and gas reserves. We appreciate your comments and we will expand our disclosure in all future filings.

6.	You explain that you sold your remaining interest in various leases, a drilling rig, vehicles and other equipment, and recognized a loss of $336,824; and because these sales are not a part of the normal business operations, you reflect the loss as other expense in the statement of operations. Paragraph 45 of SFAS 144 provides that a gain or loss on the sale of long-lived assets should be included within the presentation of income (loss) from operations. Please revise your presentation to comply, or tell us why you do not believe such guidance is applicable in this situation. We also note this comment is applicable for gains/losses reported within your Form 10-Q for the Quarterly Period Ended June 30, 2007.

Response: The prior management of Energytec, Inc. sold interests through income programs to fund operations. The sale of these income programs generated net income, but the dilution of the Company’s assets from the sale of working interests resulted in growing deficits from exploration and production activities. Shareholders of the Company expressed concern regarding this trend. Upon action by the Board of Directors, sales of interests through income programs were discontinued in an effort to stop the dilution of Company assets. However, the Board approved the sale of 100% of certain leases that were no longer considered to provide future value to the Company and certain

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

pieces of property and equipment. In an effort to distinguish results of operations from exploration and production activities and to distinguish current sales of interest in leases from the sale of income programs, management presented the loss from the sale of these leases and various pieces of property and equipment as other expense. We appreciate your comments and in an effort to comply with the requirements of paragraph 45 of SFAS 144, we will revise the presentation in all future filings to include a subtotal captioned “Income (loss) from exploration and development”, a separate line for loss on sale of long-lived assets, and a total captioned “Income (loss) from operations.”

7.	You state that “Subsequent to December 31, 2006, the Company entered into negotiations to sell 100% of its interest in certain leases…”, and that you have presented the assets as held for sale as of December 31, 2006, and recognized a loss as the asset was recorded at fair market value. As you explain that you entered into negotiations to sell the leases after December 31, 2006, please tell us why you believe you have met all of the requirements for classification as held for sale outlined in paragraph 30 of SFAS 144. Within your response please also address the guidance in paragraph 33 of SFAS 144 regarding the criteria for classifying an asset as held for sale after the balance sheet date, but before issuance of the financial statements.

Response: Prior to December 31, 2006, the Board of Directors authorized management to dispose of interest in the leases referred to in the disclosure as stated above. The leases were being actively marketed at a reasonable price and potential buyers had been identified. These leases were immediately available for sale in their present condition and management believed that a sale was probable and would be completed and recognized within one year. We believe that these circumstances fulfill the criteria as set forth in paragraph 30 of SFAS 144. All of these criteria were met prior to the balance sheet date. The actual negotiations of terms with specific buyers were entered into shortly after December 31, 2006. We appreciate your comments and recognize that the disclosure was not clear as to the distinction between establishing a plan to sell the assets and specific negotiations to consummate the sale. We believe that the assets are properly classified as held for sale pursuant to meeting the criteria enumerated in paragraph 30 of SFAS 144 prior to the balance date of December 31, 2006.

8.	If after completing your analysis of paragraphs 30 and 33 of SFAS 144, you conclude your assets are properly presented as held for sale at December 31, 2006, please confirm that your assets are recorded at fair value less cost to sale, as required by paragraph 34 of SFAS 144.

Also, in accordance with paragraph 45 of SFAS 144, please revise your presentation to include your loss contingency within the presentation of income (loss) from operation, or tell us why you do not believe such guidance is applicable in this situation.

Response: The assets held for sale are recorded at fair value less cost to sale as required by paragraph 34 of SFAS 144.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

As discussed in our response to comment #6. above, in an effort to comply with the requirements of Paragraph 45 of SFAS 144, we will revise the presentation in all future filings to include a subtotal captioned “Income (loss) from exploration and development”, a separate line for loss on sale of long-lived assets, and a total captioned “Income (loss) from operations.”

Asset Retirement Obligations, page F-16

9.	In the paragraph immediately preceding your table reconciling beginning and ending asset retirement obligation, you explain that during the year ended December 31, 2006, you expended $681,310 to plug wells. However, per review of your Consolidated Statements of Cash Flows for the year ended December 31, 2006, the amount presented related to asset retirement obligations is $419,071. Please reconcile this difference for us, and if applicable, revise your financial statements and related disclosures.

Response: The Consolidated Statements of Cash Flows for the year ended December 31, 2006, presents a change in the asset retirement obligation of $419,071 as one of the items to arrive at cash flows from operations. This change in the asset retirement obligation consists of the following:

Dispositions	$(458,600)
Payments	(681,310)	(As per the disclosure of expended amounts.)
Liabilities Incurred	720,839

Subtotal	$(419,071)	(As per the cash flow disclosure)

Accretion	$164,127	(Included with DD&A on consolidated Statement of cash flows)

Note 9 – Drilling Program, page F-27

10.	We note in 2005 you entered into an agreement to sell well sites and drill seven wells for net proceeds of $7,200,000 and that you allocated $3,500,000 of the deferred revenue to the sale of the well sites, and the remaining $3,700,000 to the estimated costs of drilling and completing the wells. Please tell us how you allocated the deferred amount between the well sites sold, and the estimated drilling and completion costs. Also, confirm if true, that the sale of the well sites was conditional upon drilling and completing the seven wells.

Response: The allocation of the deferred revenue was based upon operational estimates as to the cost to drill and complete the well sites and achieve a reasonable profit margin at rates consistent with other companies in the area. That amount was budgeted to be approximately $3,700,000. The remaining net proceeds were deemed to be associated with the sale of well sites. Because no assignment of specific well sites would be made

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

until the completion of the specific wells, management believed that recognition of revenue on the sale of uncompleted wells should be deferred until completion. Likewise, revenue associated with drilling and completing the wells was recognized as work progressed.

Prior management of the Company entered into this agreement and subsequently amended the agreement. The proceeds were recorded in accordance with the amended agreement. Subsequently the agreement became the subject of litigation as disclosed in Form 10-K for the year ended December 31, 2006. The Company is scheduled to participate in mediation regarding this matter in September 2007. Management believes that any further recognition of profits should be deferred until determining the outcome of the mediation or litigation.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 21

11.	We note your disclosure that “…there have been no significant changes in Energytec’s internal controls…” Please note Item 308 of Regulation S-K requires disclosure of any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect your internal controls over financial reporting. Please revise your statement as necessary.

Response: There were no changes during the quarter ended June 30, 2007, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, so the only disclosure that would have been made on the matter is “None,” which we believe is reasonably indicated by the fact that no such changes are disclosed.

We appreciate your comments regarding clarification of this disclosure and will implement expanded verbiage to insure the disclosure is clear in all future filings.

Engineering Comments

Supplemental Information (unaudited), page F-30

Reserve Information, page F-31

12.	Financial Accounting Standard 69, paragraph 1 requires the explanation of “significant changes” in year-end proved reserves due to specified line items. We note significant changes in 2004 and 2006 due to revisions of previous estimates and in 2005 due to sales of minerals in place. Please amend your document to explain each significant change for each of the three prior years.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

August 31, 2007

Response: The disclosure provided on F-31 on the line “revisions of previous estimates” refers the reader to Note 3 which is on F-21. That disclosure specifically addresses the change in 2006, and the Company’s Form 10-K for the year ended December 31, 2005, included disclosure related to the revision of previous estimates for 2004. These disclosures were included on pages F-18 and F-21 to F-23 of that filing. Accordingly, the Company believes that the information has been adequately disclosed in its reports. We note your comments and we will be sensitive to disclosures regarding significant changes for all years presented in all future filings. In all of the reports the company has consistently provided disclosure with regard to sales of minerals in place through our Significant Accounting Policies related to revenue recognition and method of accounting for oil and gas properties. In 2005, the change with respect to minerals in place consisted primarily of approximately 2.2 mcf of gas and 38,000 barrels of oil. The Company also purchased minerals in place consisting of approximately 724,000 barrels of oil. These changes represented an increase of approximately $740,000 standardized measure of discounted future net cash flows at December 31, 2005, which is less than 4% of the Company’s total standardized measure of discounted future net cash flows at December 31, 2005. We do not believe additional disclosure to that matter was appropriate because we did not view the change as material to the overall financial statements and related disclosures. However, we note your comments and we will be sensitive to more specific disclosures of significant changes in sales of minerals in place in all future filings.

If you have any questions on our response, please do not hesitate to call.

Sincerely,

Dorothea W. Krempein, CFO

STATEMENT OF ENERGYTEC, INC.

Energytec, Inc. hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Energytec is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K and Form 10-Q and any amendment thereto (collectively the “Filings”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

Energytec may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 28th day of August 2007.

Energytec, Inc.

By:	/s/ Don Lambert
Don Lambert, President, CEO

By:	/s/ Dorothea W. Krempein
Dorothea W. Krempein, CFO